

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 13, 2007

Mr. Stephen A. Heit
CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, NJ 07073

      RE: CCA Industries, Inc.
               Form 10-K for the fiscal year ended November 30, 2006
               Filed March 1, 2007
               File # 1-31643

Dear Mr. Heit:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

                                    Sincerely,

                                    John Cash
                                    Accounting Branch Chief